Exhibit 4.6

RESTRICTED STOCK AGREEMENT

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Key Employee:

Vesting Reference Date: November 19, 2021

Number of Shares of Restricted Stock Granted:

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THIS RESTRICTED STOCK AGREEMENT (this “Agreement”), dated as of March 25, 2022 (the “Effective Date”), is entered into by and between FiscalNote Holdings, Inc., a Delaware corporation ( “Holdings”), and the Key Employee specified above, pursuant to that certain Membership Interest Purchase Agreement, dated as of November 19, 2021 (the “Purchase Agreement”), by and among FiscalNote, Inc., a Delaware Corporation (“FiscalNote” or the “Buyer”), the unitholders listed on Appendix 1 thereto, and Holdings (for the limited purpose of acknowledging and agreeing to be bound by Section 2.08 thereto); and,

WHEREAS, pursuant to the Purchase Agreement, FiscalNote has agreed to cause shares of Common Stock (as defined herein) to be issued to key employees of the Company (as defined herein), subject to the restrictions and potential future forfeiture in accordance with the terms and conditions of Section 2.08 of the Purchase Agreement (the “Restricted Stock”);

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby mutually covenant and agree as follows:

1.            Certain Definitions. The terms defined in Annex A hereto, whenever used herein, shall have the meanings set forth on Annex A for purposes of this Agreement. Terms not defined in Annex A shall have the meaning ascribed in the body of this Agreement (including the preamble and recitals of this Agreement).

2.            Grant of Restricted Stock. Holdings hereby grants to the Key Employee, as of the Effective Date, the number of shares of Restricted Stock specified above. The Key Employee agrees and understands that nothing contained in this Agreement provides, or is intended to provide, the Key Employee with any protection against potential future dilution of the Key Employee’s interest in Holdings for any reason, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any such shares of Restricted Stock. The Key Employee shall not have the rights of a stockholder in respect of the shares of the Restricted Stock until such shares of stock have become vested and non-forfeitable in accordance with Sections 3 and 4 hereof.

3.            Vesting. Subject to the provisions of Section 4 hereof, the Key Employee shall receive the Restricted Stock according to the following vesting schedule: one-third on the one (1)-year anniversary of the Vesting Reference Date; one-third on the two (2)-year anniversary of the Vesting Reference Date; and one-third on the three (3)-year anniversary of the Vesting Reference Date. If the foregoing vesting schedule would result in fractional shares of Restricted Stock becoming vested, the number of shares that vest shall be rounded down to the nearest whole share and the fractional shares will be accumulated so that the resulting whole shares will be included in the number of shares that become vested on the three (3)-year anniversary of the Vesting Reference Date.

4.            Forfeiture. The Restricted Stock is subject to an additional vesting requirement such that, if the Key Employee is not an active employee of Holdings or its Affiliate in good standing at such time that such portion of the Restricted Stock vests, his or her shares shall be forfeited for no consideration and such shares shall be reallocated among the remaining Key Employees who are in good standing at such time and/or any employee(s) hired following the Vesting Reference Date to replace a Key Employee. Notwithstanding the foregoing, Holdings’ right to forfeit and reallocate shares of Restricted Stock shall not apply in the event that the Key Employee’s employment with Holdings or any of its Affiliates is terminated without Cause or the Key Employee resigns for Good Reason or dies or becomes disabled at any time during the three (3)-year vesting period, and such shares shall immediately become fully vested in any such case, provided, that for purposes of this Section 4, the transfer of the Key Employee’s employment from FiscalNote or its Affiliate to FiscalNote or another of its Affiliates shall not be considered termination of employment without Cause. The Key Employee hereby irrevocably appoints the Secretary of Holdings or any successor as the Key Employee’s attorney to transfer any forfeited shares of Restricted Stock on the books of Holdings with full power of substitution in the premises.

5.            Dividends and Other Distributions; Voting. Key Employees holding Restricted Stock shall not be entitled to receive dividends or other distributions paid with respect to such shares of stock. The Key Employee may not exercise voting rights with respect to the shares of Restricted Stock granted hereunder until same have vested.

6.            Risk Factors; Financial Statements. The Key Employee acknowledges receipt of the unaudited condensed consolidated balance sheets of Holdings as of September 30, 2021 and December 31, 2020, and the related unaudited condensed consolidated statements of operations and comprehensive loss, changes in temporary equity and stockholders’ deficit, and cash flows for the nine-month periods ending September 30, 2021 and September 30, 2020 (collectively, the “Financial Statements”). The Key Employee has reviewed the Financial Statements and each of the risk factors described on Annex B attached hereto.

7.            Non-Transferability. The shares of Restricted Stock, and any rights and interests with respect thereto, issued under this Agreement shall not, prior to vesting, be sold, exchanged, transferred, assigned or otherwise disposed of in any way by the Key Employee (or any beneficiary(ies) of the Key Employee), other than by testamentary disposition by the Key Employee or the laws of descent and distribution. Any attempt to sell, exchange, transfer, assign, pledge, encumber or otherwise dispose of or hypothecate in any way any of the Restricted Stock, or the levy of any execution, attachment or similar legal process upon the Restricted Stock, contrary to the terms and provisions of this Agreement shall be null and void and without legal force or effect.

8.            Governing Law. All questions concerning the construction, validity and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the choice of law principles thereof.

9.            Section 83(b). The Key Employee acknowledges that it is the Key Employee’s sole responsibility, and not Holdings’, to file timely and properly any election under Section 83(b) of the Code and any corresponding provisions of state tax laws, if the Key Employee elects to make such election, and the Key Employee agrees to timely provide Holdings with a copy of any such election.

10.            Form; Legend. The Restricted Stock shall be issued in book entry form, but may, at Holdings’ discretion, be issued in other electronic form or in certificated form. All certificates representing the Restricted Stock shall have endorsed thereon the legend as determined by Holdings.

11.            Entire Agreement; Amendment. This Agreement, together with the Purchase Agreement, contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter. This Agreement may also be modified or amended by a writing signed by both Holdings and the Key Employee.

12.            Notices. Any notice hereunder by the Key Employee shall be given to Holdings in writing and such notice shall be deemed duly given only upon receipt thereof by an officer of Holdings. Any notice hereunder by Holdings shall be given to the Key Employee in writing and such notice shall be deemed duly given only upon receipt thereof at such address as the Key Employee may have on file with Holdings.

13.            Compliance with Laws. The issuance of the Restricted Stock or unrestricted shares of Common Stock pursuant to this Agreement shall be subject to, and shall comply with, any applicable requirements of any foreign and U.S. federal and state securities laws, rules and regulations (including, without limitation, the provisions of the Securities Act, the Securities Exchange Act of 1934, as amended, and in each case any respective rules and regulations promulgated thereunder) and any other law or regulation applicable thereto. Holdings shall not be obligated to issue the Restricted Stock or any of the unrestricted shares of Common Stock pursuant to this Agreement if any such issuance would violate any such requirements.

14.            Section 409A. Notwithstanding anything herein or in the Purchase Agreement to the contrary, the shares of Restricted Stock are intended to be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent.

15.            Binding Agreement; Assignment. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by Holdings and its successors and assigns. The Key Employee shall not assign (except in accordance with Section 7 hereof) any part of this Agreement without the prior express written consent of Holdings.

16.            Headings. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

17.            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

18.            Further Assurances. Each party hereto shall do and perform (or shall cause to be done and performed) all such further acts and shall execute and deliver all such other agreements, certificates, instruments and documents as either party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and Purchase Agreement and the consummation of the transactions contemplated thereunder.

19.            Severability. The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of any provision of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

HOLDINGS:

FISCALNOTE HOLDINGS, INC.

By:
Name:
Title:

KEY EMPLOYEE:

By:
Name:

[Signature Page to Restricted Stock Agreement]

ANNEX A

Certain Defined Terms

The following terms have the meanings specified or referred to in this Annex A:

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Cause” means the following (in each case after the Closing Date):

a.	The commission by Key Employee of any crime involving moral turpitude or any felony or any act or omission that would constitute a breach of a fiduciary duty of an officer of a Delaware corporation;

b.	The commission by Key Employee of any act of fraud, embezzlement or theft with respect to the Company, the Buyer, Holdings or any of their Affiliates;

c.	Any material breach by a Key Employee of any of the terms of his or her employment agreement or offer letter (other than with respect to restrictive covenants) which breach, if capable of being cured, continues for a period of at least 30 calendar days following a written demand for such cure by the Company (except for any failure to achieve any performance related provisions thereof, if any, contained therein);

d.	Any breach by Key Employee of any restrictive covenants with the Company, the Buyer, Holdings or any of their Affiliates to which he or she may be subject; or

e.	The commission by Key Employee of (i) substance abuse that interferes with Key Employee’s duties or illegal drug use by Key Employee (it being understood that drugs will not be considered illegal for purposes of this clause if they are legal or de-criminalized in the jurisdiction in which used, regardless of whether they are illegal at the Federal level); or (ii) any act or omission that constitutes a violation of any material law, regulation or ordinance applicable to the Company, the Buyer, Holdings or its Affiliates.

“Closing Date” means November 19, 2021.

“Common Stock” means common stock of FiscalNote Holdings, Inc., par value $0.00001 per share.

“Company” means Frontier Strategy Group LLC, a Delaware limited liability company.

“Good Reason” means the termination of a Key Employee’s employment or engagement with the Company, Buyer or their Affiliates within ninety (90) days following the occurrence, without the Key Employee’s consent, of one or more of the following: (i) a material reduction of the Key Employee’s duties, authority or responsibilities, relative to the Key Employee’s duties, authority or responsibilities in effect immediately prior to such reduction; (ii) a significant and material reduction in Key Employee’s base compensation (except where there is a reduction applicable to all similarly situated employees of the Company, Buyer or applicable Affiliate generally); (iii) a requirement that Key Employee change his or her primary work facility or location to a location that is more than fifty (50) miles from Key Employee’s then-present work location, unless such location is closer to his or her primary residence or Key Employee is permitted to work remotely, subject to reasonable business travel; or (iv) a material breach by the Company, Buyer or applicable Affiliate of a material provision of any employment agreement, service agreement, or other agreement with Key Employee which is not cured within ten (10) days after written notice thereof from Key Employee (provided that if the Company or Buyer has commenced curing the material breach and the same is not reasonably capable of being cured within such period, such period will be extended up to 90 days).

“Governmental Authority” means any federal, national, supranational, state, provincial, local or foreign government (including, but not limited to, the United Kingdom and any such governments therein) or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self- regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

ANNEX B

FiscalNote Holdings, Inc.

Summary Risk Factors

For purposes of this Annex B, references to “FiscalNote” refer to FiscalNote Holdings, Inc., a Delaware corporation.

Risks Related to FiscalNote’s Business

●	FiscalNote has recently experienced rapid growth that may not be indicative of future growth, which makes it difficult to forecast its revenue and evaluate its business and prospects.

●	If FiscalNote fails to manage its growth effectively, its business, financial condition, results of operations and prospects could be materially and adversely affected.

●	FiscalNote has a history of net losses, anticipates increasing operating expenses in the future, and may not be able to achieve and, if achieved, maintain profitability.

●	FiscalNote generates a significant percentage of its revenues from recurring subscription-based arrangements, and if it is unable to maintain a high renewal rate, its business, financial condition, results of operations and prospects could be materially and adversely affected.

●	If FiscalNote is unable to attract new customers, retain existing customers, expand its products and services offerings with existing customers, expand into new geographic markets or identify areas of higher growth, its revenue growth and profitability will be harmed.

●	FiscalNote’s efforts to expand its service offerings and to develop and integrate its existing services in order to keep pace with policy, regulatory, political and technological developments may not succeed.

●	A principal focus of FiscalNote’s business strategy is to grow and expand its business through acquisitions. FiscalNote may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to it from a commercial perspective.

●	FiscalNote may not realize expected business or financial benefits from acquisitions or integrate acquired businesses in an efficient and effective manner, or such acquisitions could divert management’s attention, increase capital requirements or dilute stockholder value and materially and adversely affect FiscalNote’s business, financial condition, results of operations and prospects.

●	FiscalNote recognizes revenues over the term of the agreements for its subscriptions and, as a result, there is often a lag in realizing the impact of current sales or cancellations in reported revenues by FiscalNote, and a significant downturn in FiscalNote’s business may not be reflected immediately in its operating results.

●	FiscalNote’s sales cycles are variable, depend upon factors outside its control, and could cause it to expend significant time and resources prior to generating revenues.

●	FiscalNote may experience fluctuations in its quarterly and annual operating results.

●	If FiscalNote has overestimated the size of its total addressable market, FiscalNote’s future growth rate may be limited.

●	FiscalNote relies on third parties, including public sources, for data, information and other products and services, and FiscalNote’s relationships with such third parties may not be successful or may change, which could adversely affect its results of operations.

●	If FiscalNote is not able to obtain and maintain accurate, comprehensive, or reliable data, it could experience reduced demand for its products and services.

●	FiscalNote’s CQ Roll Call business currently relies on sources of revenues that have been, and likely will continue to be, negatively affected by digital commerce and media.

●	FiscalNote’s ability to introduce new features, integrations, capabilities, and enhancements is dependent on adequate research and development resources. If FiscalNote does not adequately fund its research and development efforts, or if its research and development investments do not translate into material enhancements to its products and services, FiscalNote may not be able to compete effectively, and its business, financial condition, results of operations and prospects may be adversely affected.

●	FiscalNote’s ability to introduce new features, integrations, capabilities, and enhancements is dependent on adequate research and development resources. If FiscalNote does not adequately fund its research and development efforts, or if its research and development investments do not translate into material enhancements to its products and services, FiscalNote may not be able to compete effectively, and its business, financial condition, results of operations and prospects may be adversely affected.

●	Increased accessibility to free or relatively inexpensive information sources that offer comparable value to customers may reduce demand for FiscalNote’s products and services.

●	If FiscalNote fails to maintain and improve its methods and technologies, or anticipate new methods or technologies, for data collection, organization, and analysis, competing products and services could surpass those of FiscalNote in depth, breadth, or accuracy of its data or in other respects.

●	Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods, and sophisticated technologies may shift their business model to become direct competitors to FiscalNote.

●	If FiscalNote fails to protect and maintain its brands, its ability to attract and retain customers will be impaired, its reputation may be harmed, and its business, financial condition, results of operations and prospects may suffer.

●	FiscalNote has a significant portion of its sales to U.S. and foreign government agencies and other highly regulated organizations, which are subject to a number of challenges and risks.

●	FiscalNote assists customers in certain legislative and other governmental relations matters, which activities may be deemed to be lobbying efforts.

●	FiscalNote’s international operations subject it to additional risks that can adversely affect its business, results of operations and financial condition.

●	FiscalNote has significant operations and assets in the UK, Belgium, Australia, South Korea, India, Singapore, and Hong Kong and, as a result, will be subject to risks inherent in doing business in those jurisdictions, which may adversely affect its financial performance and operating results.

●	FiscalNote’s company culture has contributed to its success and if FiscalNote cannot maintain and evolve its culture as it grows, including through acquisition, its business could be materially and adversely affected.

●	FiscalNote relies on the performance of highly skilled personnel, including its management and other key employees, and the loss of one or more of such personnel, or of a significant number of team members, could harm its business.

●	If FiscalNote does not effectively maintain and grow its research and development team with top talent, including employees who are trained in artificial intelligence, machine learning and advanced algorithms, FiscalNote may be unable to continue to improve its artificial intelligence capabilities, and its revenues and other results of operations could be adversely affected.

●	Regulators in the U.S. and other jurisdictions where FiscalNote operates may limit FiscalNote’s ability to develop or implement its proprietary artificial intelligence algorithms and/or may eliminate or restrict the confidentiality of its proprietary technology, which could have a material adverse effect on FiscalNote’s financial condition and results of operations.

●	Issues in the use of artificial intelligence (including machine learning) in FiscalNote’s platforms may result in reputational harm or liability.

●	Failure to effectively develop and expand FiscalNote’s marketing and sales capabilities could harm its ability to increase its customer base, expand its engagements with existing customers, and achieve broader market acceptance of its products and services.

●	Any failure to offer high-quality support and professional services for FiscalNote’s customers may harm its relationships with its customers and, consequently, FiscalNote’s business.

●	FiscalNote’s business is subject to numerous legal and regulatory risks that could have an adverse impact on its business.

●	FiscalNote has incurred a significant amount of debt, some of which is secured by substantially all of FiscalNote’s assets, and may in the future incur additional indebtedness. FiscalNote’s payment obligations under such indebtedness may limit the funds available to FiscalNote, and the terms of FiscalNote’s debt agreements may restrict its flexibility in operating its business.

●	FiscalNote is currently and may in the future be involved in legal actions and claims arising in the ordinary course of business. Adverse litigation judgments or settlements resulting from legal proceedings in which FiscalNote may be involved could expose FiscalNote to monetary damages or limit the ability to operate its business.

●	FiscalNote’s projections and key performance metrics are subject to significant risks, assumptions, estimates and uncertainties. As a result, FiscalNote’s financial and operating results may differ materially from its expectations.

●	FiscalNote’s use of any “open source” software under restrictive licenses could: (i) adversely affect FiscalNote’s ability to license and commercialize certain elements of its proprietary code base on the commercial terms of its choosing; (ii) result in a loss of FiscalNote’s trade secrets or other intellectual property rights with respect to certain portions of its proprietary code; and (iii) subject FiscalNote to litigation and other disputes.

●	FiscalNote may not be able to adequately obtain, maintain, protect and enforce its proprietary and intellectual property rights in its data or technology.

●	FiscalNote may in the future be sued by third parties for various claims including alleged infringement, misappropriation or other violation of proprietary intellectual property rights.

●	FiscalNote is subject to sanctions, anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject FiscalNote to criminal penalties or significant fines and harm its business and reputation.

●	The COVID-19 pandemic has materially impacted FiscalNote’s operations, is still ongoing, and it or other pandemics or public health threats could adversely affect FiscalNote’s business, financial condition, results of operations and prospects.

●	FiscalNote may be exposed to fluctuations in foreign currency exchange rates that could adversely impact its results of operations.

●	FiscalNote has entered into certain licensing agreements and other strategic relationships with third parties. These agreements and relationships may not continue and FiscalNote may not be successful in entering into other similar agreements and relationships. If FiscalNote fails to maintain its current licensing agreements or establish new relationships, it could result in loss of revenue and harm FiscalNote’s business and financial condition or inability for FiscalNote to use the intellectual property licensed to it by the applicable third party.

●	FiscalNote has identified material weaknesses in its internal control over financial reporting, and its management has concluded that its disclosure controls and procedures are not effective. While it is working to remediate any material weakness in its internal controls over financial reporting, it cannot assure you that additional material weaknesses will not occur in the future. If its internal control over financial reporting or its disclosure controls and procedures are not effective, it may not be able to accurately report its financial results or prevent fraud, which may cause investors to lose confidence in its reported financial information and may lead to a decline in its stock price.

●	As a private company, FiscalNote has not endeavored to establish and/or maintain public company-quality internal control over financial reporting. If it fails to establish and maintain proper and effective internal control over financial reporting as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of its shares may decline.

●	FiscalNote’s risk management processes and procedures may not be effective.

●	FiscalNote operates in competitive markets and may be adversely affected by this competition.

●	Changes in tax laws or regulations in the various tax jurisdictions to which FiscalNote is subject that are applied adversely to FiscalNote or its customers could increase the costs of FiscalNote’s products and services and harm its business.

Information Technology and Data Risks

●	Cyber-attacks, security, privacy, or data breaches or other security incidents that affect FiscalNote’s networks or systems, or those of its service providers, involving sensitive, personal, classified or confidential information of FiscalNote or its customers could expose FiscalNote to liability under various laws and regulations across jurisdictions, decrease trust in FiscalNote and its products and services, increase the risk of litigation and governmental investigation, and harm to FiscalNote’s reputation, business, and financial condition.

●	FiscalNote depends on third parties for data, information and other services, and FiscalNote’s ability to serve its customers could be adversely impacted if such third parties fail to fulfill their obligations, if FiscalNote is unable to effectively manage and minimize errors, failures, interruptions or delays caused by third parties or if FiscalNote’s arrangements with them are terminated and suitable replacements cannot be found on commercially reasonable terms or at all.

●	Technical problems or disruptions affecting customers’ access to FiscalNote’s services, or the software, internal applications, databases, and network systems underlying its services, could damage FiscalNote’s reputation and brands and lead to reduced demand for its products and services, lower revenues, and increased costs.